November 9, 2009

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
ATTN:	Barbara C. Jacobs
Assistant Director

Re:	Unify Corporation
Registration Statement on Form S-3
Filed October 16, 2009
File No. 333-161645

Ladies and Gentlemen:

We are writing in response to the letter of comments from Barbara Jacobs, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) to Unify Corporation (the “Company”) dated October 29, 2009.

The numbered paragraphs below restate the numbered paragraphs in the Commission’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Commission’s comment.

Selling Stockholders, page 9

1.	We refer to prior comment 2. Qualifying your answer with the statement “to the Company’s knowledge” is not responsive. Please confirm definitively whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Alternatively, remove from the registration statement the shares held by individuals and/or entities for which you are unable to confirm broker-dealer status.

The Company has confirmed that none of the selling stockholders are broker-dealers or affiliates of a broker dealer.

Where You Can Find More Information, page 14

1.	We refer to prior comment 3 and reissue that comment, in part. Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year. Refer to Item 12(a)(2) of Form S-3. In this regard, we note that you filed Forms 8-K on May 4, 2009, May 21, 2009, July 2, 2009 and July 6, 2009 and a Form 10-K/A on May 13, 2009, all of which were filed subsequent to the end of your most recent fiscal year, April 30, 2009. Please advise or revise your filing.

We have listed all the filings subsequent to our April 30, 2009 year end in our revised S-3 filing as per your request.

Item 17, Undertakings, page II-2

1.	Your undertakings should conform to the undertakings called for by Item 512 of Regulation S-K. In this regard, please tell us why you have included the undertaking in paragraph (a)(iii) (C) of Item 17. Please advise or revise your filing.

We have revised our filing in accordance with your request.

If you should have any questions, please do not hesitate to contact me.

Sincerely,

/s/STEVEN D. BONHAM
Steven D. Bonham
Chief Financial Officer